UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 1 TO
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company previously notified the Securities and Exchange Commission on Form N-6F filed on October 1, 2015 that it intends to file a notification of election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submitted the following information:

Name:	Silver Point Specialty Credit Fund, L.P.

Address of Principal Business Office:	Two Greenwich Plaza, First Floor Greenwich, Connecticut 06830

Telephone Number:	(203) 542-4200

Name and address for agent for service of process:	Steven Weiser Silver Point Capital, L.P. Two Greenwich Plaza, First Floor Greenwich, Connecticut 06830

This Amendment No. 1 to the Form N-6F filed on October 1, 2015 is necessary because of delays in the commencement of the company’s offering, which delays were unforeseen at the time of the original filing.

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to Sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by Section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of Section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to Sections 55 through 65 of the Act pursuant to Section 54(a) of the Act to be duly executed on its behalf in the city of Greenwich and the State of Connecticut on the 30th day of December, 2015.

SILVER POINT SPECIALTY CREDIT FUND, L.P.

By:	Silver Point Specialty Credit Fund GP, LLC as its general partner

By:	/s/ Steven E. Weiser
Name:	Steven E. Weiser
Title:	Authorized signatory

Attest:	/s/ David Steinmetz
Name:	David Steinmetz
Title:	Chief Financial Officer of the General Partner

[Signature Page to Form N-6F/A]